Exhibit 99.2

Nano Dimension: Another Stellar Q2/2023 and H1/2023 Results

●	47% Organic Growth since Q3/2022
●	33% Higher Revenue over Q2/2022
●	38% Higher Revenue over H1/2022

o	44% Q2/23 Gross Margin, Up From 32% in Q2/2022
o	44% H1/23 Gross Margin, Up From 21% in H1/2022
o	48% Q2/23 Adjusted Gross Margin, Up From 40% in Q2/2022
o	47% H1/23 Adjusted Gross Margin, Up From 40% in H1/2022

Conference Call to be Held Today at 9:00 AM EDT

WALTHAM, Mass., Aug. 21st, 2023 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM, “Nano Dimension” or “Nano” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”), today announced financial results for the second quarter ended June 30th, 2023.

Revenue

●	$14.74 million for Q2/2023; up 33% over Q2/2022
●	$29.70 million for H1/2023; up 38% over H1/2022

Gross Margin (“GM”)

●	44% for Q2/2023; up from 32% in Q2/2022
●	44% for H1/2023; up from 21% in H1/2022

Adjusted1 Gross Margin (“Adjusted GM”)

●	48% for Q2/2023; up from 40% in Q2/2022
●	47% for H1/2023; up from 40% in H1/2022

Adjusted EBITDA for Q2/2023 was negative	$24 million,
including Research & Development expenses:	$13 million[2].

Adjusted EBITDA for H1/2023 was negative	$47 million,
including Research & Development expenses:	$28 million[2].

Details regarding Adjusted EBITDA and Adjusted gross profit can be found below in this press release under “Non-IFRS Measures.”

[1]	Excluding cost of revenues from depreciation and amortization and share-based compensation expenses.
[2]	Excluding share-based compensation expenses and depreciation.

CEO MESSAGE TO SHAREHOLDERS:

Dear Shareholders,

Nano Dimension’s momentum continues, and the second quarter and first half of 2023 are no exception. The financial results prove that the people, initiatives, business plan and M&A strategy we have put in place are delivering exceptional revenue and gross margin improvements. Moreover, the 47% organic revenue growth since Q3/2022, across different product lines, is a testament of our unique and synergistic business model.

When many, if not all other businesses, in our space have top-lines that are stagnating or declining, our revenues are growing 33% quarter-over-quarter and 38% half-over-half for 2023. When many of our peers have had to lower prices to compete and/or pay more for an inefficiently managed supply chain, our gross profits are increasing:

●	Up 81% from Q2/2022
●	Up 185% from H1/2022

We strongly believe that this is only the beginning. We have the right people, technologies, and products for this business to continue to deliver strong results. During the most recent 3-4 quarters, however, I am not focusing on quarterly results, as good as they are - but rather looking at annual trends, aiming for improvements in margins, and potentially, in the not too far future, a positive EBITDA and bottom line. I am confident of this trajectory based on our strong R&D achievements, especially in materials’ developments, pipeline and customer relationships, as well as build-up of sales & marketing infrastructure.

Considerations for Profitability and Cash Flow:

We prudently continue to invest in R&D and Go-to-Market. Those are larger investments than what a company at our present size can typically afford, should it wish to be profitable in near term quarters. However, we are growing steadily – and that’s what we aim to do. Negative cashflows are temporary investments which are meticulously calculated and aimed to match the significant organic growth we expect and the upcoming consolidation waves that we foresee in our industry.

We are prioritizing long-term value creation with a horizon of a few quarters, rather than nearer-term profitability at the expense of the Company’s future potential. If we cut expenses and maximize profit now, an alternative that is definitely doable, we would be sacrificing a substantially increased valuation for the Company down the road. Hence, investors with a different investment-event-horizon, may join us by stretching their timeline slightly, and their expected returns will emerge.

We are not where we are by accident, in particular the cash on our balance sheet was and is preplanned. We are here because we have always respected our fiduciary responsibility to our shareholders, which has led us to spend your capital more prudently than others.

Our disciplined approach to capital allocation has enabled us to enter the next phase of this marketplace - when capital is tight for many - and fully execute on our strategic growth plans. Nano has the cash firepower to continue to build our business and we see significant opportunities ahead, such as the acquisition we announced last week of U.K.-based Additive Flow’s technology and intellectual property, which covers solutions for 3D design simulation and optimization.

There will be a few leaders that emerge as dominating the digital manufacturing fields, and we are ideally positioned to act as a consolidator in the highly fragmented market landscape with numerous attractive potential targets. It is hard to imagine who is better positioned than we are.

Nano’s Performance 2020-2023:

Nano’s ambitious and focused M&A strategy, combined with strong organic growth, has already driven significant value creation in recent years:

●	$4.4M revenue run rate in 2020 - 2021, up to $60M annual revenue run-rate in H1/2023
●	47% organic growth since Q3/2022
●	Adjusted gross margins approaching 50%
●	6 synergistic product lines with hundreds of machines sold across four continents:

o	AME
o	Additive Electronics
o	AM for Metal and Ceramic
o	Micro-Additive Manufacturing
o	Ink Systems
o	Deep Learning AI for Industrial, AM, AME, and other applications

●	6 integrated acquisitions and $1.1 billion of cash, cash equivalents, deposits, and investments
●	5 R&D and manufacturing centers in the Netherlands, Switzerland, Germany, the UK, and Israel
●	Sales & marketing and operations in Boston (USA), Germany, the Netherlands, the UK and Australia.

Upcoming Annual General Meeting of Shareholders (“Annual Meeting”):

As many of you are aware, Murchinson Ltd. (“Murchinson”), a small non-institutional fund trying to establish itself as a legitimate “activist,” is threatening to derail the Company’s progress and future value creation opportunity at our upcoming Annual Meeting on September 7th, 2023. Murchinson’s goal is to remove 9 directors – 7 of whom are independent – all of whom have diverse skills and expertise that are critical to Nano’s future success.

Murchinson has presented NO strategic plan and NO vision for Nano’s future. We believe Murchinson’s campaign is a blatant attempt to elevate the fund’s profile as an “activist” on the account of Nano Dimension and make a quick profit by gaining access to the Company’s significant cash reserves, at the expense of substantial long-term value creation potential for other shareholders.

Murchinson's efforts to manipulate Nano’s stock, with the help of collaborators, has resulted in its cost basis of (estimated) $2.50 per share. The fund stands to generate an (estimated) 60% return in (estimated) 12 months by seeking to liquidate the Company at $4.00 per share. Doing so would deprive you of the considerable upside as Nano continues to execute on its strategy.

They now falsely claim that the cash value of ~$4.00 per share today should be the maximum value of your company, and wish to take it over, liquidate and distribute what will end up less than $4.00 per share to 170,000 (estimated number) retail shareholders. Most of those have cost-basis which is much higher than that, and they will be deprived of the opportunity to reach value which is much more than $4.00 per share.

Those eccentric-pseudo-activist shareholders are attempting to oust our board, replace it with their own nominees (which were already paid $250,000 in non-refundable cash in advance, just to be participants in this predator’s scheme, even if they are not voted to be directors; just to lend their names to a derogatory proxy fight).

We hope results like today will also resonate with shareholders since they validate the success of our business model and strategic initiatives as we continue to build on our leadership in the industry. Nano, under the existing Board and management team, has a bright future ahead, with a multi-pronged growth strategy buoyed by strong fundamentals, including disciplined M&A objectives and strong organic growth from leading technology development and innovation efforts. We hope existing and prospective shareholders will see the opportunity as we continue to deliver strong results annually.

However, this will not continue if Murchinson has its way. As previously announced, I intend resign as the Company’s CEO if EVEN ONE of the Murchinson nominees are elected to the Board. A large number of Nano’s senior management indicated similar intentions. I believe Murchinson’s involvement will derail the Company’s strategic direction and I (and others) simply refuse to work with any representative of Murchinson, when I believe their intention is to dismantle Nano Dimension.

Murchinson nominees have all accepted inducement payments of $50,000 each to simply stand for election, a clear mechanism to buy their loyalty.

I urge shareholders to vote to protect their investment and the significant value creation opportunity that Nano represents and vote FOR the current Nano Board.

Thank you for your support.

Yoav Stern

Chairman and Chief Executive Officer

FINANCIAL RESULTS:

Financial results for the second quarter ended June 30th, 2023

●	Total revenues for the second quarter of 2023 were $14,737,000, compared to $14,965,000 in the first quarter of 2023, and $11,101,000 in the second quarter of 2022.

●	Cost of revenues (excluding amortization of intangibles and write-down of inventories) for the second quarter of 2023 was $8,180,000, compared to $8,267,000 in the first quarter of 2023, and $7,151,000 in the second quarter of 2022. The increase compared to the second quarter of 2022 is attributed mostly to the increased sales of the Company’s product lines.

●	R&D expenses for the second quarter of 2023 were $16,386,000, compared to $19,250,000 in the first quarter of 2023, and $18,365,000 in the second quarter of 2022. The decrease compared to the first quarter of 2023 is mainly attributed to a decrease in payroll expenses, subcontractors, material and share-based compensation expenses. The decrease compared to the second quarter of 2022 is mainly attributed to a decrease in subcontractors and share-based compensation expenses, and is partially offset by an increase in material, depreciation and other R&D expenses.

●	Sales & marketing (S&M) expenses for the second quarter of 2023 were $8,217,000, compared to $7,486,000 in the first quarter of 2023, and $10,115,000 in the second quarter of 2022. The increase compared to the first quarter of 2023 is mainly attributed to an increase in payroll and other marketing expenses and is partially offset by a decrease in share-based compensation expenses. The decrease compared to the second quarter of 2022 is mainly attributed to a decrease in share-based compensation and marketing expenses.

●	General and administrative (G&A) expenses for the second quarter of 2023 were $12,322,000, compared to $11,033,000 in the first quarter of 2023, and $7,207,000 in the second quarter of 2022. The increase compared to the first quarter of 2023 is mainly attributed to an increase in professional services, share-based compensation expenses and other G&A expenses and is partially offset by a decrease in payroll expenses. The increase compared to the second quarter of 2022 is mainly attributed to an increase in professional services, payroll and share-based compensation expenses.

●	Net loss attributed to owners for the second quarter of 2023 was $9,119,000, or $0.04 loss per share, compared to net income of $22,222,000, or $0.09 income per share, in the first quarter of 2023, and net loss of $39,732,000, or $0.15 loss per share, in the second quarter of 2022.

Financial results for the six months ended June 30th, 2023

●	Total revenues for the six months period ended June 30, 2023, were $29,702,000, compared to $21,531,000 in the six months period ended June 30, 2022. The increase is attributed to increased sales of the Company’s product lines.

●	Cost of revenues (excluding amortization of intangibles and write-down of inventories) for the six months period ended June 30, 2023, was $16,447,000, compared to $13,731,000 in the six months period ended June 30, 2022. The increase is attributed mostly to increased sales of the Company’s product lines.

●	R&D expenses for the six months period ended June 30, 2023, were $35,636,000, compared to $36,235,000 in the six months period ended June 30, 2022. The decrease is mainly attributed to a decrease in share-based compensation and subcontractors’ expenses, and is partially offset by an increase in payroll, materials, depreciation and other R&D expenses.

●	S&M expenses for the six months period ended June 30, 2023, were $15,703,000, compared to $19,423,000 in the six months period ended June 30, 2022. The decrease is mainly attributed to a decrease in share-based compensation and marketing expenses.

●	G&A expenses for the six months period ended June 30, 2023, were $23,355,000, compared to $13,949,000 in the six months period ended June 30, 2022. The increase is mainly attributed to an increase in payroll and professional services expenses.

●	Net income attributed to the owners for the six months period ended June 30, 2023, was $13,103,000, or $0.05 per share, compared to loss of $72,825,000, or $0.28 per share, in the six months period ended June 30, 2022.

Balance sheet highlights

●	Cash and cash equivalents, together with short and long-term unrestricted bank deposits totaled $954,396,000 as of June 30, 2023, compared to $1,032,025,000 as of December 31, 2022.

●	Shareholders’ equity totaled $1,148,664,000 as of June 30, 2023, compared to $1,149,525,000 as of December 31, 2022.

Conference call information

The Company will host a conference call to discuss these financial results today, August 21st, 2023, at 9:00 a.m. EDT (4:00 p.m. IDT).

We encourage participants to pre-register for the conference call using the following link: https://dpregister.com/sreg/10181392/fa0dd604c0

Webcast link: https://event.choruscall.com/mediaframe/webcast.html?webcastid=E9fFwO4y

U.S. Dial-in Number: 844-695-5517

INTERNATIONAL DIAL IN: 1-412-902-6751

Israel Dial-in Number: 1-80-9212373.

Please request the “Nano Dimension NNDM call” when prompted by the conference call operator. For those unable to participate in the conference call, there will be a replay available from a link on Nano Dimension’s website at http://investors.nano-di.com/events-and-presentations.

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices - on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning-based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension serves over 2,000 customers across vertical target markets such as aerospace & defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics manufacturing machines enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers-based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. For example, Nano Dimension is using forward-looking statements when it discusses its growing revenues, trajectory, pipeline. customer relationships, R&D, build up of sales and marketing infrastructure, the upcoming consolidation waves in its industry, its aim at valueandand expected returns, notable opportunities for acquisitions, that there will be a few leaders that come to dominate digital manufacturing, potential obstacles to the Company’s plans and organic growth. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com

Unaudited Consolidated Statements of Financial Position as at

	June 30,		December 31,
	2022	2023	2022[3]
(In thousands of USD)	(Unaudited)	(Unaudited)
Assets
Cash and cash equivalents	706,220	454,555	685,362
Bank deposits	511,093	499,841	346,663
Investment in securities	20,574	—	—
Restricted deposits	77	60	60
Trade receivables	5,811	12,523	6,342
Other receivables	6,654	5,360	6,491
Inventory	15,982	19,546	19,400
Total current assets	1,266,411	991,885	1,064,318

Restricted deposits	585	858	850
Bank deposits	28,702	—	—
Investment in securities	—	172,185	114,984
Deferred tax	505	249	115
Other receivables	—	826	809
Property plant and equipment, net	11,617	14,014	5,843
Right-of-use assets	14,172	14,135	16,539
Intangible assets	20,437	—	—
Total non-current assets	76,018	202,267	139,140
Total assets	1,342,429	1,194,152	1,203,458

Liabilities
Trade payables	3,511	3,216	3,722
Financial derivatives and deferred consideration	9,558	—	8,798
Other payables	21,082	25,784	24,150
Current portion of other long-term liability	355	274	363
Total current liabilities	34,506	29,274	37,033

Liability in respect of government grants	1,862	1,882	1,492
Employee benefits	306	2,485	1,462
Liability in respect of warrants	808	140	69
Lease liability	10,969	10,168	12,374
Deferred tax liabilities	279	—	—
Other long-term liabilities	819	—	—
Loan from banks	912	647	736
Total non-current liabilities	15,955	15,322	16,133
Total liabilities	50,461	44,596	53,166

Equity
Non-controlling interests	553	892	767
Share capital	387,312	396,238	388,406
Share premium and capital reserves	1,284,324	1,298,124	1,296,194
Treasury shares	(1,509)	(24,768)	(1,509)
Foreign currency translation reserve	220	1,176	583
Remeasurement of net defined benefit liability (IAS 19)	3,127	1,448	2,508
Accumulated loss	(382,059)	(523,554)	(536,657)
Equity attributable to owners of the Company	1,291,415	1,148,664	1,149,525
Total equity	1,291,968	1,149,556	1,150,292
Total liabilities and equity	1,342,429	1,194,152	1,203,458

[3]	The December 31, 2022 balances were derived from the Company’s audited annual financial statements

Unaudited Consolidated Statements of Profit or Loss and Other Comprehensive Income

	Six Months Ended June 30,		Three Months Ended June 30,		Year Ended December 31,
	2022	2023	2022	2023	2022
	Thousands	Thousands	Thousands	Thousands	Thousands
	USD	USD	USD	USD	USD
Revenues	21,531	29,702	11,101	14,737	43,633
Cost of revenues	13,731	16,447	7,151	8,180	24,943
Cost of revenues - write-down of inventories and impairment of assets recognized in business combination and technology	3,219	194	370	62	4,639
Total cost of revenues	16,950	16,641	7,521	8,242	29,582
Gross profit	4,581	13,061	3,580	6,495	14,051
Research and development expenses	36,235	35,636	18,365	16,386	75,763
Sales and marketing expenses	19,423	15,703	10,115	8,217	38,833
General and administrative expenses	13,949	23,355	7,207	12,322	30,457
Impairment losses on intangible assets	—	—	—	—	40,523
Operating loss	(65,026)	(61,633)	(32,107)	(30,430)	(171,525)
Finance income	7,810	80,780	5,230	23,954	22,965
Finance expense	16,835	6,442	13,431	2,852	79,471
Income (loss) before taxes on income	(74,051)	12,705	(40,308)	(9,328)	(228,031)
Taxes (expenses) benefit	789	(152)	334	(78)	(264)
Income (loss) for the period	(73,262)	12,553	(39,974)	(9,406)	(228,295)
Loss attributable to non-controlling interests	(437)	(550)	(242)	(287)	(872)
Income (loss) attributable to owners	(72,825)	13,103	(39,732)	(9,119)	(227,423)
Income (loss) per share
Basic income (loss) per share	(0.28)	0.05	(0.15)	(0.04)	(0.88)

Other comprehensive income items that after initial recognition in comprehensive income were or will be transferred to profit or loss
Foreign currency translation differences for foreign operations	(1,238)	597	(1,006)	194	(844)
Other comprehensive income items that will not be transferred to profit or loss
Remeasurement of net defined benefit liability (IAS 19), net of tax	3,127	(1,060)	3,127	(1,060)	2,508
Total other comprehensive income (loss) for the period	1,889	(463)	2,121	(866)	1,664
Total comprehensive income (loss) for the period	(71,373)	12,090	(37,853)	(10,272)	(226,631)
Comprehensive loss attributable to non-controlling interests	(488)	(546)	(278)	(296)	(892)
Comprehensive income (loss) attributable to owners of the Company	(70,885)	12,636	(37,575)	(9,976)	(225,739)

Consolidated Statements of Changes in Equity (Unaudited)

(In thousands of USD)

	Share capital	Share premium and capital reserves	Remeasurement of IAS 19	Treasury shares	Foreign currency translation reserve	Accumulated loss	Total	Non-controlling interests	Total equity
	Thousands	Thousands	Thousands	Thousands	Thousands	Thousands	Thousands	Thousands	Thousands
	USD	USD	USD	USD	USD	USD	USD	USD	USD
For the six months ended June 30, 2023:
Balance as of December 31, 2022	388,406	1,296,194	2,508	(1,509)	583	(536,657)	1,149,525	767	1,150,292
Investment of non-controlling party in subsidiary	—	—	—	—	—	—	—	671	671
Income for the period	—	—	—	—	—	13,103	13,103	(550)	12,553
Other comprehensive income (loss) for the period	—	—	(1,060)	—	593	—	(467)	4	(463)
Exercise of warrants, options and conversion of convertible notes	7,832	(7,832)	—	—	—	—	—	—	—
Repurchase of treasury shares	—	—	—	(23,259)	—	—	(23,259)	—	(23,259)
Share based payment acquired	—	(1,780)	—	—	—	—	(1,780)	—	(1,780)
Share-based Compensation	—	11,542	—	—	—	—	11,542	—	11,542
Balance as of June 30, 2023	396,238	1,298,124	1,448	(24,768)	1,176	(523,554)	1,148,664	892	1,149,556

	Share capital	Share premium and capital reserves	Remeasurement of IAS 19	Treasury shares	Foreign currency translation reserve	Accumulated loss	Total	Non-controlling interests	Total equity
	Thousands	Thousands	Thousands	Thousands	Thousands	Thousands	Thousands	Thousands	Thousands
	USD	USD	USD	USD	USD	USD	USD	USD	USD
For the three months ended June 30, 2023:
Balance as of March 31, 2023	389,943	1,300,781	2,508	(19,901)	973	(514,435)	1,159,869	578	1,160,447
Investment of non-controlling party in subsidiary	—	—	—	—	—	—	—	610	610
loss for the period	—	—	—	—	—	(9,119)	(9,119)	(287)	(9,406)
Other comprehensive income (loss) for the period	—	—	(1,060)	—	203	—	(857)	(9)	(866)
Exercise of warrants, options and conversion of convertible notes	6,295	(6,295)	—	—	—	—	—	—	—
Repurchase of treasury shares	—	—	—	(4,867)	—	—	(4,867)	—	(4,867)
Share based payment acquired	—	(1,780)	—	—	—	—	(1,780)	—	(1,780)
Share-based Compensation	—	5,418	—	—	—	—	5,418	—	5,418
Balance as of June 30, 2023	396,238	1,298,124	1,448	(24,768)	1,176	(523,554)	1,148,664	892	1,149,556

Consolidated Statements of Cash Flows (Unaudited)

(In thousands of USD)

	Six Months Ended June 30,		Three Months Ended June 30,		Year Ended December 31
	2022	2023	2022	2023	2022
Cash flow from operating activities:
Net income (loss)	(73,262)	12,553	(39,974)	(9,406)	(228,295)
Adjustments:
Depreciation and amortization	2,856	2,963	1,715	1,540	7,283
Impairment losses	—	—	—	—	40,523
Financing (income) expenses, net	12,555	(17,622)	10,361	(9,470)	(1,769)
Revaluation of financial liabilities accounted at fair value	(2,917)	485	(1,547)	294	(4,516)
Revaluation of financial assets accounted at fair value	(613)	(57,201)	(613)	(11,925)	62,791
Loss (gain) from disposal of property plant and equipment and right-of-use assets	(6)	345	(3)	221	948
Increase in deferred tax	(1,332)	(95)	(871)	(92)	(581)
Share-based compensation	19,337	11,542	9,214	5,418	32,563
Other	113	68	19	23	166
	29,993	(59,515)	18,275	(13,991)	137,408
Changes in assets and liabilities:				—
(Increase) decrease in inventory	(1,878)	(1,212)	(1,410)	(667)	(4,603)
(Increase) decrease in other receivables	(297)	669	554	1,520	(1,978)
(Increase) decrease in trade receivables	(1,959)	(6,039)	216	(2,331)	(1,992)
Increase (decrease) in other payables	1,397	(1,345)	(327)	(817)	5,281
Increase (decrease) in employee benefits	1,736	(399)	588	162	1,497
Increase (decrease) in trade payables	839	(828)	110	(2,633)	628

	(162)	(9,154)	(269)	(4,766)	(1,167)
Net cash used in operating activities	(43,431)	(56,116)	(21,968)	(28,163)	(92,054)

Cash flow from investing activities:
Change in bank deposits	(46,491)	(151,391)	(24,584)	77,106	141,555
Interest received	2,491	17,998	1,729	6,706	17,465
Change in restricted bank deposits	(75)	(34)	(95)	237	(327)
Acquisition of property plant and equipment	(4,539)	(7,121)	(2,564)	(3,177)	(9,388)
Acquisition of subsidiaries, net of cash acquired	(18,159)	—	(35)	—	(31,057)
Payment of a liability to pay a contingent consideration of business combination	(9,999)	(9,255)	(9,999)	(5,295)	(10,708)
Acquisition of financial assets in fair value through profit and loss	(17,803)	—	(17,803)	—	(177,775)
Decrease in deposit in escrow	—	—	—	—	3,362
Other	—	—	—	—	(800)
Net cash from (used in) investing activities	(94,575)	(149,803)	(53,351)	75,577	(67,673)

Cash flow from financing activities:
Lease payments	(1,881)	(2,471)	(1,085)	(1,251)	(4,151)
Repayment long-term bank debt	(218)	(96)	(138)	(39)	(406)
Proceeds from non-controlling interests	—	550	—	550	510
Amounts recognized in respect of government grants liability, net	(93)	(172)	(48)	(87)	(221)
Payments of share price protection recognized in business combination	(744)	(1,780)	(744)	(1,780)	(1,005)
Repurchase of treasury shares	—	(19,741)	—	(1,349)	—
Net cash used in financing activities	(2,936)	(23,710)	(2,015)	(3,956)	(5,273)
Increase (decrease) in cash	(140,942)	(229,629)	(77,334)	43,458	(165,000)
Cash at beginning of the period	853,626	685,362	788,141	412,172	853,626
Effect of exchange rate fluctuations on cash	(6,464)	(1,178)	(4,587)	(1,075)	(3,264)
Cash at end of the period	706,220	454,555	706,220	454,555	685,362

Non-cash transactions:
Property plant and equipment acquired on credit	35	328	(176)	(148)	52
Repurchase of treasury shares on credit	—	3,518	—	3,518	—
Recognition of a right-of-use asset	11,250	199	13	72	15,196
Acquisition of financial assets in fair value through profit and loss	2,158	—	2,158	—	—

Non-IFRS Measures

The following are reconciliations of income before taxes, as calculated in accordance with International Financial Reporting Standards (“IFRS”), to EBITDA and Adjusted EBITDA, as well as of gross profit, as calculated in accordance with IFRS, to Adjusted Gross Profit:

	For the Six-Months Period Ended June 30,	For the Three-Months Period Ended June 30,
	2023
	In thousands of USD	In thousands of USD
Net income (loss)	12,553	(9,406)
Tax expenses	152	78
Depreciation and amortization	2,963	1,540
Interest income	(23,567)	(12,047)
EBITDA (loss)	(7,899)	(19,835)
Finance income from revaluation of assets and liabilities	(56,299)	(11,522)
Exchange rate differences	5,475	2,430
Share-based compensation expenses	11,542	5,418
Adjusted EBITDA (loss)	(47,181)	(23,509)

	For the Six-Months Period Ended June 30,		For the Three-Months Period Ended June 30,
	2022	2023	2022	2023
Gross profit	4,581	13,061	3,580	6,495
Depreciation and amortization	3,298	186	436	120
Share-based compensation expenses	743	812	419	390
Adjusted gross profit	8,622	14,059	4,435	7,005

EBITDA is a non-IFRS measure and is defined as income before taxes, excluding depreciation and amortization expenses and amortization of assets recognized in business combination and interest income. We believe that EBITDA, as described above, should be considered in evaluating the Company’s operations. EBITDA facilitates the Company’s performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures, and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively), and EBITDA is useful to an investor in evaluating our operating performance because it is widely used by investors, securities analysts and other interested parties to measure a company’s operating performance without regard to the items mentioned above.

Adjusted EBITDA is a non-IFRS measure and is defined as income before taxes, excluding depreciation and amortization expenses and amortization of assets recognized in business combination, interest income, finance income for revaluation of assets and liabilities, exchange rate differences and share-based payments. We believe that Adjusted EBITDA, as described above, should also be considered in evaluating the Company’s operations. Like EBITDA, Adjusted EBITDA facilitates the Company’s performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures, and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively), as well as from revaluation of assets and liabilities, exchange rate differences and share-based payment expenses. Adjusted EBITDA is useful to an investor in evaluating our operating performance because it is widely used by investors, securities analysts and other interested parties to measure a company’s operating performance without regard to non-cash items, such as expenses related to revaluation, exchange rate differences and share-based payments.

Adjusted gross profit, excluding depreciation and amortization and share-based compensation expenses, is a non-IFRS measure and is defined as gross profit excluding amortization expenses. We believe that adjusted gross profit, as described above, should also be considered in evaluating the Company’s operations. Adjusted gross profit facilitates gross profit and gross margin comparisons from period to period and company to company by backing out potential differences caused by variations in amortization of inventory and intangible assets. Adjusted gross profit is useful to an investor in evaluating our performance because it enables investors, securities analysts and other interested parties to measure a company’s performance without regard to non-cash items, such as amortization expenses. Adjusted gross margin is calculated by dividing the adjusted gross profit by the revenues.

EBITDA, Adjusted EBITDA, and Adjusted gross profit do not represent cash generated by operating activities in accordance with IFRS and should not be considered alternatives to net income (loss) as indicators of our operating performance or as measures of our liquidity. These measures should be considered in conjunction with net income (loss) as presented in our consolidated statements of profit or loss and other comprehensive income. Other companies may calculate these measures differently than we do.